UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

PROUROCARE MEDICAL INC.

(Name Of Subject Company (Issuer))

Warrants to Purchase Common Stock
(Title of Class of Securities)

74373C 206
(CUSIP Number of Common Stock Underlying Warrants)

Mr. Richard C. Carlson

ProUroCare Medical Inc.

6440 Flying Cloud Drive, Suite 101

Eden Prairie, MN 55344

(952) 476-9093

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Robert K. Ranum, Esq.

Fredrikson & Byron, P.A.

200 South 6th Street, Suite 4000

Minneapolis, Minnesota 55402

Telephone: (612) 492 7000

Facsimile:  (612) 492-7077

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,054,190.50	$170.42

(1)    Estimated for purposes of calculating the amount of the filing fee only.  ProUroCare Medical Inc. (the “Company”) is offering, for a period of thirty (30) business days, to (i) all holders of the Company’s 3,050,000 publicly traded warrants to purchase common stock which were issued on January 12, 2009 and (ii) all holders of the Company’s 3,058,381 unregistered warrants to purchase common stock which were issued on January 12, 2009, to temporarily modify the terms of such warrants so that each warrant holder who tenders warrants during the offering period for early exercise in accordance with the terms of the offer will receive, in addition to the shares of common stock purchased upon such exercise, new three-year warrants to purchase the same number of shares of the Company’s common stock at an exercise price of $1.30 per share.  The transaction valuation is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as the product of 6,108,381 and $0.50.  The transaction valuation assumes the tender of 6,108,381 warrants by the Company’s warrant holders as a result of this tender offer and was determined by using the average of the high and low prices of the Company’s warrants reported on the OTC Bulletin Board as of September 22, 2009, which was $0.50.

(2)    The amount of filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, The filing fee equals $55.80 for each $1,000,000 of the value of the transaction, and was calculated as the product of the transaction valuation of $3,054,190.50 multiplied by 0.00005580.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $170.42	Filing Party: ProUroCare Medical Inc.
Form or Registration No.: SC TO-I	Date Filed: September 25, 2009

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2009, by ProUroCare Medical Inc., a Nevada corporation (the “Company”), amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on September 25, 2009 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to an offer by the Company to all holders of its 3,050,000 publicly traded warrants to purchase common stock, referred to as the “Public Warrants” and to all holders of its 3,058,381 unregistered warrants to purchase common stock that were issued on January 12, 2009 pursuant to the automatic conversions of convertible debt, referred to as the “Private Warrants.”  The Public Warrants and Private Warrants will be referred to collectively as the “Warrants.”

The Offer is to temporarily modify the terms of such Warrants so that each holder who tenders Warrants during the Offer Period for early exercise will receive, in addition to the shares of common stock purchased upon exercise, new three-year warrants to purchase an equal number of shares of the Company’s common stock at an exercise price of $1.30 per share, upon the terms and conditions set forth in (x) the amended and restated Offer Letter/Prospectus, dated October 15, 2009 (the “Offer Letter/Prospectus”), which is set forth as Exhibit (a)(1)(vi) hereto and (y) the related amended and restated Letter of Transmittal (the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(vii) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is not made to those holders who reside in states where an offer, solicitation or sale would be unlawful.

On October 16, 2009, the Company filed a registration statement on Amendment No. 1 on Form S-4 to its registration statement on Form S-3, of which the Offer Letter/Prospectus forms a part. The Company will amend its offering materials to the extent required by applicable securities laws to disclose any material changes to information previously published, sent or given to Warrant holders.

All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Offer Letter/Prospectus. All information contained in the Offer Letter/Prospectus and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all applicable items in the Schedule TO as more specifically referenced below, and the items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Offer Letter/Prospectus under the section entitled “Prospectus Summary—Summary of the Offer” is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)                                  Material Terms.  The information set forth in the Offer Letter/Prospectus under the section entitled “The Offer” is incorporated herein by reference.  There will be no material differences in the rights of security holders as a result of the Offer.

ITEM 10.  FINANCIAL STATEMENTS.

(a)                                  Financial Information.  The information set forth in the Offer Letter/Prospectus under the section entitled “Information Concerning the Company—Financial Information Regarding the Company” is incorporated herein by reference. Also incorporated herein by reference are the Company’s financial statements for the fiscal years ended December 31, 2008 and 2007 that were furnished in its Annual Report on Form 10-K and filed with the SEC on March 26, 2009, and its financial statements for the six months ended June 30, 2009 that were furnished in its Quarterly Report on Form 10-Q and filed with the SEC on August 14, 2009.  The full text of all such filings with the SEC referenced above can be accessed electronically on the SEC’s website at www.sec.gov.

(b)                                 Pro Forma Information.    The information set forth in the Offer Letter/Prospectus under the section entitled “Information Concerning the Company—Financial Information Regarding the Company” is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

(a)                                  Agreements, Regulatory Requirements and Legal Proceedings.  There are no present or proposed contracts, arrangements, understandings or relationships between the Company or any of its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.  There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer.  There are no antitrust laws applicable to the Offer.  The margin requirements under Section 7 of the Securities Exchange Act of 1934, as amended, and the related regulations thereunder are inapplicable.  There are no pending legal proceedings relating to the Offer. The information set forth in the Offer Letter/Prospectus under the sections entitled “The Offer—Background and Purpose of the Offer,” “The Offer—Transactions and Agreements Concerning our Securities” and “Information Concerning the Company—Certain Relationships and Related Transactions are incorporated herein by reference.

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(l)(vi)	Amended and Restated Offer Letter/Prospectus, dated October 16, 2009, incorporated by reference to the Company’s Amendment No. 1 on Form S-4 to Form S-3 filed on October 16, 2009.

(a)(1)(vii)	Amended and Restated Form of Letter of Transmittal, incorporated by reference to Exhibit 99.5 of the Company’s Amendment No. 1 on Form S-4 to Form S-3 filed on October 16, 2009.

(a)(1)(viii)	Form of letter to Warrant holders, incorporated by reference to Exhibit 99.6 of the Company’s Amendment No. 1 on Form S-4 to Form S-3 filed on October 16, 2009.

(a)(4)(B)	Exhibit (a)(1)(vi) is incorporated by reference.

(a)(5)(i)	Press Release dated September 28, 2009 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed September 28, 2009).

(a)(5)(ii)	Press Release dated October 16, 2009 (filed herewith).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROUROCARE MEDICAL INC.

	By	/s/ Richard C. Carlson
Richard C. Carlson
Chief Executive Officer

Dated: October 16, 2009